

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 17, 2015

Mr. Brian Lee
Chief Financial Officer
Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco, 98000

> **Re: Scorpio Tankers Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 001-34677**

Dear Mr. Lee:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk for

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure